UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1

to

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 000-55333

CUSIP NUMBER: 88680R 102

(Check One) ☐ Form 10-K  ☐ Form 20-F   ☐ Form 11-K   ☒ Form 10-Q   ☐ Form 10-D   ☐ Form N-SAR

☐ Form N-CSR

For the period ended: March 31, 2017

 ☐ Transition Report on Form 10-K

 ☐ Transition Report on Form 20-F

 ☐ Transition Report on Form 11-K

 ☐ Transition Report on Form 10-Q

 ☐ Transition Report on Form N-SAR

 For the Transitional Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

              Tiger Reef, Inc.

Full Name of Registrant

                              Wellsburg Street #7

Address of Principal Executive Office (Street and Number)

                             Cole Bay, St. Maarten, Dutch West Indies

 (City, State and Zip Code)

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

☒

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Tiger Reef, Inc. (“Tiger Reef”) is unable to file, without unreasonable effort or expense, its Quarterly Report on Form 10-Q for the fiscal period ended March 31, 2017. Additional time is needed in order to permit Tiger Reef’s independent registered public accounting firm to complete their quarterly review process and its EDGAR provider to prepare the required XBRL data files necessary to file the Form 10-Q.

Tiger Reef expects to file its Quarterly Report on Form 10-Q on or before May 22, 2017.

PART IV – OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

J. Scott Sitra	(949)	264-1475
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).  ☒ Yes   ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  ☐ Yes   ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

TIGER REEF, INC.

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: May 15, 2017	By:	/s/ J. Scott Sitra

J. Scott Sitra

President, Chief Executive Officer,

Secretary, Treasurer, Chief Financial Officer,

Principal Executive Officer,

Principal Financial Officer,

Principal Accounting Officer, and Sole Director